(Maxco Letterhead)
                                   (Letter #2)



                                  June 11, 1997




Dear Shareholder,

Recently you received a package of information regarding a unique, high yielding investment opportunity. In order to participate in this offer, your immediate attention is required.

Specifically, Maxco, Inc. has filed an exchange offer with the SEC, which will allow you as a shareholder of Maxco, Inc. common stock to exchange all or a portion of your common stock into a preferred stock which carries a 10% dividend. For every 15 shares of common stock tendered in the exchange offer you will receive one share of Preferred Stock with a $120.00 face value. Based on this exchange ratio, the per share exchange price is $8.00, which based on a closing price of, 6 3/4, on May 23, 1997 represents a premium of 18.5%.

If you wish to avail yourself of this opportunity and you still have the offering documents, please fill them out and return them as soon as possible. If you have any questions or did not receive a copy of the documentation, please call Boston EquiServe at 617/575-3400 so that we may be able to expedite the process.

Sincerely,

MAXCO, INC.


Max A. Coon

                                   IMPORTANT
                                   ---------


PLEASE SEND IN YOUR MAXCO, INC. EXCHNAGE OFFER
DOCUMENTS ... TODAY!

You are urged to review the Exchange Offer documentation and information which was mailed to you approximately three weeks ago. If you wish to participate in the Exchange Offer your immediate attention is needed. If you have any questions or desire receiving additional copies of the Stock Exchange Offer documentation, please call Boston EquiServe at 617/575-3400.

THE LETTER OF TRANSMITTAL AND YOUR TENDERED MAXCO COMMONS STOCK MUST BE RECEIVED BY THE EXCHANGE AGENT NO LATER THAN 5 P.M. ON JUNE 25, 1997.